Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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June 1, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alyst Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 8, 2007
File No. 333-138699

Dear Mr. Reynolds:

On behalf of Alyst Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 16, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to James Lopez.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 3 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.
We note your response to prior comment two. Please revise to disclose the plan of distribution for shares to be sold by insiders and others. See Item 508 of Regulation S-K. Also, disclose that the selling shareholders may be deemed underwriters and include a heading above the table on page 48.

Mr. John Reynolds
Securities and Exchange Commission
June 1, 2007

We have revised the disclosure in the Registration Statement as requested.

Prospectus Summary

2.
We note your response to prior comment five and the statements that (i) the company did not set any ranges in analyzing the individual’s ability to satisfy their indemnification obligations, and (ii) the company determined that it was likely that the individuals would be able to satisfy their obligations “given the likelihood of them having to indemnify the trust account.” If the company’s analysis of the individuals’ ability to satisfy obligations assumes that they will not be required to make any such payments or only be required to make a small amount of such payments, revise to so state. Currently it is unclear what criteria the company used in concluding that indemnification payments would likely be satisfied.

We have revised the disclosure in the Registration Statement to indicate that the Company’s analysis of the individuals’ ability to satisfy their indemnification obligations assumed that they would only be required to make a small amount of such payments.

3.
Please revise to disclose the extent to which officers’ and directors’ shares purchased in the private placement concurrent with this offering or shares purchased in the open market will be subject to the same voting and liquidation limitations as the officers’ and directors’ other shares.

The Company is selling warrants (not shares) in a private placement simultaneously with the consummation of its initial public offering. Such warrants are not exercisable until after the consummation of a business combination. Accordingly, they carry no voting or liquidation rights. Accordingly, we do not believe any revision to the disclosure in the Registration Statement is required with respect to the private placement securities.

As for shares which may be purchased in the open market, we currently indicate in the section titled “Management - Conflicts of Interest” that “[a]ny common stock acquired by existing stockholders [which includes the Company’s officers and directors] in the offering or aftermarket will be considered part of the holdings of the public stockholders. Except with respect to the conversion rights afforded to public stockholders, these existing stockholders will have the same rights as other public stockholders with respect to such shares, including voting rights in connection with a potential business combination.” We have clarified the foregoing statement to indicate that such individuals will also have the same liquidation rights as the public shareholders.

Moreover, we make the following statements in the Registration Statement:

•
“In connection with the vote required for any business combination, all of our existing stockholders, including all of our officers and directors, have agreed to vote their respective shares of common stock included in their initial shares in accordance with the majority of the shares of common stock voted by the public stockholders. This voting arrangement shall not apply to shares included in units purchased in this offering or purchased following this offering in the open market by any of our existing stockholders, officers and directors.”

Mr. John Reynolds
Securities and Exchange Commission
June 1, 2007

•
“Our existing stockholders will not have such conversion rights with respect to any shares of common stock owned by them, directly or indirectly, whether included in or underlying their initial shares or purchased by them in this offering or in the aftermarket…”

•	“Our existing stockholders have waived their rights to participate in any liquidation distribution with respect to their initial shares.”

Accordingly, we believe the disclosure clearly advises a reader as to the rights the Company’s officers and directors have with respect to the shares of common stock acquired by them prior to, in and after the initial public offering.

Proposed Business, page 30

4.
We note your response to prior comment 13 and the statement regarding an aggregate of 100 merger and acquisition transactions representing over $1.7 billion. Currently you disclose that officers and directors “have been involved in” such transactions in various capacities, including, but presumably not limited to, as lead negotiators and reviewers of due diligence and business integration. Please revise to address the number of transactions valued at $50 million or more for which management has taken the lead role in identifying the target, overseeing due diligence, negotiating the terms of the transaction, and overseeing business integration.

We have revised the disclosure in the Registration Statement as requested.

Management, page 41

5.
We note your response to prior comment 14. You indicate on page 19 that your officers and directors, which we take to include each member of your audit committee, will continue to exert control at least until a business combination. Please reconcile that disclosure with the discussion of your independent directors on pages 43 and 44, and tell us the effect the status of affiliate would have on independent directors.

The statement contained on page 19 indicates that the Company’s existing stockholders, as a group, will own 20% of the Company’s outstanding shares of common stock following the initial public offering. However, the independent directors would own less than 6% of such shares. Furthermore, only one of the independent directors (Mr. Schriesheim) would own more than 1% of such shares. As previously indicated in response to prior comment 14, the American Stock Exchange’s definition of “independent” does not take into account equity ownership. Even if it did, it is highly unlikely that such minimal share ownership would be viewed as tainting a director’s independence. Furthermore, every director of a company (independent or otherwise) is deemed to be an affiliate of such company as he is deemed to be able to control the actions of the company. Accordingly, we continue to believe that no reconciliation is necessary as the statements are accurate as currently drafted.

Mr. John Reynolds
Securities and Exchange Commission
June 1, 2007

6.
In this regard, please revise to disclose if you have affirmatively determined or when you will affirmatively determine the independent status of audit committee members pursuant to American Stock Exchange standards.

We currently indicate in the section titled “Management - Audit Committee” that “[e]ffective upon consummation of this offering, we will establish an audit committee of the board of directors, which will consist of Robert A. Schriesheim, as chairman, Paul Levy and Matthew Botwin, each of whom is an independent director under the American Stock Exchange’s listing standards.” Accordingly, we believe the disclosure currently indicates that the Company has affirmatively determined the independent status of the audit committee members. Notwithstanding the foregoing, we have clarified the disclosure to indicate the foregoing.

Conflicts of Interest, page 44

7.
We refer you to prior comment 15 and the last full paragraph on page 45. Please revise to disclose any steps or procedures the company has established, including involvement by unaffiliated persons or agreements with private venture firms, to help ensure that officers and directors satisfy competing interests that may arise. If management has not established any such procedures, please revise to so state. We also note that section three of the letter agreement appears to require officers and directors to offer business opportunities first to Alyst; however, your revised disclosure on page 45 indicates that Messrs. Davies, Weksel, Weksel and Schriesheim must honor pre-existing fiduciary duties to affiliated entities prior to presenting business opportunities to Alyst. Please revise to reconcile this apparent inconsistency or advise.

We have revised the disclosure in the Registration Statement to indicate that the Company has not established any procedures to ensure that its officers and directors observe the requirements set forth in the last full paragraph on page 45.

With respect to section three of the above-referenced letter agreements, such section reads as follows:

“In order to minimize potential conflicts of interest which may arise from multiple affiliations, the undersigned agrees to present to the Company for its consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire an operating business, until the earlier of the consummation by the Company of a Business Combination, the liquidation of the Company or until such time as the undersigned ceases to be a director of the Company, subject to any pre-existing fiduciary and contractual obligations the undersigned might have.” (emphasis added).

Mr. John Reynolds
Securities and Exchange Commission
June 1, 2007

Accordingly, we believe the disclosure is consistent and therefore no revision to the disclosure is necessary with respect to this part of the Staff’s comment.

Certain Relationships, page 49

8.	Please revise to address policies and procedures for review and approval of transactions with related persons. See Item 404(b) of Regulation S-K.

We refer the Staff to the last paragraph in the section titled “Certain Relationships and Related Transactions” which reads as follows:

“All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.”

Accordingly, we do not believe any revision to the disclosure in the Registration Statement is required.

Financial Statements, page F-1

9.	Please provide a currently dated consent of the independent accountant in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

We have provided a currently dated consent of the independent accountant in Amendment No. 3 and have ensured that the financial statements are updated as required by Article 3 of Regulation S-X.

Mr. John Reynolds
Securities and Exchange Commission
June 1, 2007

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Robert H. Davies
Jay Goldman
Alan I. Annex, Esq.